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FOR IMMEDIATE RELEASE                                             EXHIBIT (a)(7)


CONTACTS:
                                                                 Steven J. Wolfe
Jeff Young                                                    Investor Relations
Media Relations                  --or--                      Akamai Technologies
Akamai Technologies                                                 617-250-4724
617-250-3913                                                   swolfe@akamai.com
jyoung@akamai.com




                    AKAMAI REPORTS FIRST QUARTER 2001 RESULTS

    - FIRST QUARTER REVENUE OF $40.2 MILLION, UP OVER 450% FROM SAME PERIOD LAST YEAR

    - EBITDA LOSS NARROWS TO $36.5 MILLION FROM $45.1 MILLION IN PREVIOUS
      QUARTER
    - CAPITAL EXPENDITURES DECLINE TO $24.5 MILLION FROM $35.2 MILLION IN PREVIOUS QUARTER

    - NETWORK GROWS TO OVER 9,700 SERVERS INSIDE MORE THAN 650 NETWORKS IN 56 COUNTRIES


CAMBRIDGE, MASS. - APRIL 18, 2001 - Akamai Technologies, Inc. (NASDAQ: AKAM), the leading Content Delivery Service Provider (CDSP), today reported financial results for the first quarter ended March 31, 2001. Revenue for the quarter was $40.2 million, compared to revenue of $37.2 million for the previous quarter, and represents a 456.8% increase compared to revenue of $7.2 million for the first quarter of 2000.


"Akamai continued to grow in a challenging environment while simultaneously reducing spending," said George Conrades, chairman and CEO of Akamai. "Our EBITDA loss narrowed this quarter, and we expect it to continue to decline throughout the year. By continuing to grow revenues and achieving significant efficiencies with an emphasis on cost control, we expect to reach EBITDA break-even in the second quarter of next year - a key milestone of our fully funded business plan."


First quarter earnings before interest, taxes, depreciation, amortization, equity related compensation, and other non-cash charges (EBITDA) was a loss of $36.5 million, lower than the fourth quarter EBITDA loss of $45.1 million.


Normalized net loss for first quarter 2001, before equity related non-cash compensation charges, amortization, and other non-cash charges, totaled $52.5 million, or $0.53 per share, compared to First Call's consensus summary net loss of $0.55 per share. Fourth quarter 2000 normalized net loss was $56.2 million, or $0.59 per share.


FIRST QUARTER 2001 IN REVIEW:

CUSTOMERS. Akamai's customer base under recurring contracts grew to 1,473 compared to 1,337 recurring contract customers at the end of the fourth quarter 2000. "Our customer base expanded despite the general weakness in the economy and continued fallout among dot-com customers," Conrades said.


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Customer additions included strong sales of Akamai's new flagship EdgeSuite(SM)
service, which ended the quarter with 17 customers. "EdgeSuite provides compelling return on investment (ROI) benefits for enterprise customers and is extremely attractive in this time of smarter information technology spending," Conrades explained. EdgeSuite offers a complete set of integrated services that enables the generation and delivery of Websites - including static and dynamic content, embedded objects, streaming media, and HTML - from Akamai's network of servers deployed at the edges of the Internet.


Akamai added several new reseller partners during the quarter, including Broadwing and SiteSmith, a subsidiary of Metromedia Fiber Network, Inc. Some channel partners became EdgeSuite resellers, including Broadwing and Internap. Akamai's indirect channels contributed 17% of first quarter revenue.


Akamai and SOFTBANK Broadmedia Corporation, a subsidiary of SOFTBANK Group, announced the creation of a Japan-based joint venture, Akamai Technologies Japan KK, which will be the exclusive entity that sells, distributes, markets, resells and supports Akamai's Internet content delivery services in the Japanese market.


NETWORK. Akamai extended its globally distributed network to include 9,743 servers, up from 8,004 in the fourth quarter. Akamai's servers are now deployed within more than 650 networks in 56 countries including Internet backbone providers, ISPs, cable providers, DSL providers, and satellite facilities. "Our low capital expense server network, combined with our innovative technology, provides our customers with an efficient, effective outsourced service and unprecedented global scalability for their Web operations," Conrades said.


TECHNOLOGY. Akamai extended its EdgeAdvantage(SM) platform with several key technology milestones in the quarter, including commercial availability and acceptance of Akamai's EdgeSuite service, and introduction of EdgeScape(SM) Pro, through which Akamai continued its success in licensing software technology to partners. "We saw a year of technology development bear fruit with the early success of our EdgeSuite rollout," Conrades said. "Also of note, we began to license selected technology last year and will continue to do so, because it proliferates our technology in our partners' offerings while bringing us an additional source of revenue."


FINANCIALS. "Our strong balance sheet has advanced our competitive position, and it is great to be past our startup losses and to have a fully funded business plan," said CFO Timothy Weller. "Combining our revenue growth with limiting our losses and capital expenditures, we arrive at a plan that's fully funded, even without utilizing our signed commitments for $25 million of vendor financing. Consequently, we have no immediate plans to raise capital beyond working to secure additional commitments for vendor financing."


In the supplemental financial data, the Company has revised the presentation of EBITDA and normalized net loss to remove the non-cash amortization of CNN advertising. Revised and historical data is provided for comparison. The change is intended to make EBITDA more accurately reflect the operating cash flow of the Company.


At March 31, 2001, the company had approximately $313.1 million of cash, cash equivalents, and short-term and long-term marketable securities as compared to $386.9 million at December 31, 2000. Capital expenditures, principally made in connection with network deployment, facilities and information systems, for the quarter were $24.5 million, down from $35.2 million in the previous quarter. The Company also recorded a write-down of $1,925 million in connection with a review of the fair value of goodwill acquired in the purchase of INTERVU Inc. and Network24 Communications, and equity investments. At March 31, 2001, the Company had 109.2 million shares of common stock outstanding. At March 31, 2001, common stock outstanding and unexercised stock options and warrants totaled 127.4 million shares.


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QUARTERLY CONFERENCE CALL
Akamai will host a conference call to discuss first quarter 2001 results today at 4:30 PM Eastern Time. A live Webcast of Akamai's conference call can be accessed at www.akamai.com. In addition, a replay of the call will be available for 48 hours following the conference call and can be accessed through the Akamai Website or by calling 800-642-1687 (or 1+ 706-645-9291 for international calls) and using conference ID No. 505981.


ABOUT AKAMAI
Akamai is the leading Content Delivery Service Provider, serving thousands of customers worldwide. Akamai has the broadest deployment of servers for content, streaming media, and applications delivery with more than 9,700 servers in 56 countries directly connected within over 650 different telecommunications networks.

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AKAMAI STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT
The release contains information about future expectations, plans and prospects of Akamai's management that constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors including, but not limited to, general economic conditions, inability to collect amounts owed to Akamai by customers, any material, unexpected increases in Akamai's use of funds, the dependence on Akamai's Internet content delivery service, lack of market acceptance of new services, a failure of Akamai's network infrastructure, and other factors that are discussed in the Company's Annual Report on Form 10-K and other documents periodically filed with the SEC.


Copyright (C) 2001 Akamai Technologies, Inc. All Rights Reserved. Akamai, EdgeSuite, FreeFlow, Delivering a Better Internet, EdgeAdvantage, and the blue multi-wave logo are all trademarks or registered trademarks of Akamai Technologies. All other company and product names referenced herein are the trademarks or registered trademarks of their respective holders.